Webstar Technology Group, Inc.

4231 Walnut Bend

Jacksonville, Florida 32257

February 7, 2019

CORRESPONDENCE FILING VIA EDGAR

Folake Ayoola,

Special Counsel

Office of Information Technology Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webstar Technology Group, Inc.
Registration Statement on Form S-1
File No. 333-222325

Dear Mr. Ayoola:

On behalf of Webstar Technology Group, Inc. (the “Company”) in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Friday, February 8, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Joseph P. Stingone, Sr.
Joseph P. Stingone, Sr.
Chief Executive Officer

cc: Laura Anthony, Esq./ Anthony L.G., PLLC